SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(X)     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
---     THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2000


                                       OR


( )     TRANSITION REPORT PURSUANT TO SECTION 15(d)
---     OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                        For the transition period from to
                            ------------ -----------


              Commission file number 0-5519 (Associated Banc-Corp)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


         ASSOCIATED BANC-CORP PROFIT SHARING AND RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                              ASSOCIATED BANC-CORP
                                1200 Hansen Road
                           Green Bay, Wisconsin 54304

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   ASSOCIATED BANC-CORP
                                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN


                                   /s/ James A. Noffke
                                   ---------------------------------------------
                                       James A. Noffke, Chairman
                                       Retirement Program Committee

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS



                                                                        Page(s)
--------------------------------------------------------------------------------

Independent Auditors' Report                                                1

Statements of Net Assets Available for Plan Benefits,
  December 31, 2000 & 1999                                                  2

Statements of Changes in Net Assets Available
  for Plan Benefits, Years Ended December 31, 2000 & 1999                   3

Notes to Financial Statements                                             4-9

Schedule of Assets Held for Investment Purposes,
  December 31, 2000                                                     10-11

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN





                          Independent Auditors' Report



Associated Trust Company and
Associated Banc-Corp
Profit Sharing and Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of Associated Banc-Corp Profit Sharing and Retirement Savings Plan
(Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






May 17, 2001

Statements of Net Assets Available for Plan Benefits
December 31, 2000 and 1999

--------------------------------------------------------------------------------


                                                     2000             1999
---------------------------------------------------------- ---------------------
Assets:
   Investments, at fair value:
     Common trust funds                          $ 136,341,474    $ 144,899,697
     Common stocks                                  98,138,946      107,559,740
     Loans to participants                           1,270,399        1,551,268
--------------------------------------------------------------------------------
Total Investments                                  235,750,819      254,010,705
Cash and cash equivalents                              264,984          286,178
Accrued interest and dividends receivable                  864            2,416
Cash surrender value of insurance                      320,417          349,145
Employer contribution receivable                     6,756,869        1,728,595
Other, net                                              (4,004)         (27,646)
--------------------------------------------------------------------------------
Net assets available for plan benefits           $ 243,089,949    $ 256,349,393
================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2000 and 1999

--------------------------------------------------------------------------------

                                                       2000             1999
--------------------------------------------------------------------------------
Additions:
Investment Income:
   Appreciation (depreciation) in fair
     value of investments                        $  (7,545,385)   $   6,257,998
   Interest and dividends                            3,873,792        4,008,746
--------------------------------------------------------------------------------
Total investment income                             (3,671,593)      10,266,744

Participant contributions                            6,920,464        6,392,988
Employer contributions                               6,756,869        1,728,595
Rollover contributions                                 975,809        1,114,367
Other                                                      ---            3,442
Transfer of net assets from other plans              4,879,510        3,171,082
--------------------------------------------------------------------------------
Total additions                                     15,861,059       22,677,218

Deductions:
   Distribution to participants                     28,483,287       37,682,300
   Insurance premiums                                   38,330           41,033
   Administrative expenses                             598,886          600,343
--------------------------------------------------------------------------------
Total deductions                                    29,120,503       38,323,676
Net decrease in net
   assets available for plan benefits              (13,259,444)     (15,646,458)
Net assets available for plan benefits:
   Beginning of year                               256,349,393      271,995,851
--------------------------------------------------------------------------------
End of year                                      $ 243,089,949    $ 256,349,393
--------------------------------------------------------------------------------
See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2000 and 1999

--------------------------------------------------------------------------------
(1)  Description of the Plan

     The following brief description of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan (Plan) is provided for general information. The Plan contains both profit sharing provisions and retirement savings provisions. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     Background

     Associated Banc-Corp (Company) has established the Associated Banc-Corp Profit Sharing and Retirement Savings Plan, a defined contribution plan. The profit sharing provisions of the Plan provide for discretionary employer contributions. The retirement savings provisions of the Plan provides for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as discretionary employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Plan Mergers

     Assets were merged into the Plan as follows during the years ended December 31, 2000 and 1999:

     On April 12, 1999, the net assets of Citizens Bank Profit Sharing and 401(k) Plan totaling $3,171,082 were merged into the Plan.

     On July 14, 2000, certain net assets of Bank Windsor 401(k) Retirement Plan totaling $631,617 were merged into the Plan.

     On August 17, 2000, certain net assets of Riverside Bank 401(k) Profit Sharing Plan totaling $4,142,759 were merged into the Plan.

     On October 26, 2000, the remaining net assets consisting of loans to participants from the Riverside Bank and the Bank Windsor Plans totaling $105,134 were merged into the Plan.

     Participants

     Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the profit sharing provisions and in the discretionary employer retirement savings contribution provisions of the Plan on the January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee retirement savings contribution portion of the Plan immediately upon the date of hire if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

     Contributions

     In conjunction with the retirement savings provisions of the Plan, participants can elect to contribute an amount between 1% and a maximum percentage set by the Retirement Program Committee (10% in 2000 and 1999) of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

     The Plan provides for a Company Matching contribution based upon the participant's salary deferral in the amount of 50% on the first 6% deferred for plan participants who have met the service requirements.

     The Plan provides for discretionary Company contributions under the profit sharing provision of the Plan. Such contributions are allocated to each participant's account based upon total participant's compensation, as defined by the Plan for the year.

     Vesting

     Participants are 100% vested at all times in their benefits under the retirement savings portion of the Plan. The following is a schedule of vesting in the Company's discretionary profit sharing contribution:

     ---------------------------------------------------------------------------
     Years of Service                                        Vested Percentage
     ---------------------------------------------------------------------------
     Less than three                                                   0%
     Three but less than four                                         50%
     Four but less than five                                          75%
     Five or more                                                    100%
     ---------------------------------------------------------------------------

     Forfeitures

     Upon termination, the non-vested portion of Company contributions and the earnings thereon become subject to forfeiture. Forfeitures were approximately $445,960 and $642,000 in 2000 and 1999 respectively. These were allocated to remaining active participants based on compensation. Under certain circumstances, the forfeited portion of a participant's account will be restored if the participant is re-employed by the Company.

     Investment of Plan Assets

     Participants have the right to direct that investments be made in the Balanced Fund, Money Market Fund, Intermediate Term Bond Fund, Diversified Stock Fund, Common Stock Fund, Foreign Equity Fund, Associated Banc-Corp Common Stock Fund, or a combination of funds. Plan assets are held in trust with a subsidiary of the Company (trustee). The following is a brief description of each fund:

     Balanced Fund - Invests primarily in fixed income investments and common stocks. Actual investments made by the trustee are into the Associated Trust Company, N.A. Balanced Fund.

     Money Market Fund - Invests primarily in U.S Treasury bills and repurchase agreements. Actual investments made by the trustee are into the Associated Trust Company, N.A. Cash Management Fund.

     Intermediate Term Bond Fund - Invests primarily in U.S. Treasury obligations, fixed income corporate bonds with a rating of "A" or better and high-quality real estate mortgages, and common trust funds with similar characteristics. Actual investments made by the trustee are into the Associated Trust Company, N.A. Intermediate Term Bond Fund.

     Diversified Stock Fund - Invests primarily in common stocks, common funds managed by the Company's trust department, or mutual funds expected to achieve capital and income growth. Actual investments made by the trustee are into the Associated Trust Company, N.A. Diversified Stock Fund.

     Common Stock Fund - Invests primarily in common stocks included in the S&P 500 Index. Actual investments made by the trustee are into the Associated Trust Company, N.A. Common Stock Fund.

     Foreign Equity Fund - Invests primarily in attractively valued foreign common stocks. Actual investments made by the trustee are into the Associated Trust Company, N.A. Foreign Equity Fund.

     Associated Banc-Corp Common Stock Fund - Invests in Associated Banc-Corp common stock and cash equivalents.

     Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

     Certain participants previously had the right to maintain a separate trust for self-directed investments. Current plan provisions do not provide for this.

     A participant in the Plan can receive a loan for emergency conditions which result from medical expenses in the participant's immediate family, establishing or preserving the home in which the participant resides, or for the purpose of providing an education for the participant, spouse, and children of the participant. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant's account balance. A participant may not request a loan for less than $1,000.

     Valuation of Plan Assets

     Plan assets are valued daily. Under a daily valued plan, participants can verify account balances daily utilizing the VRU, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately updated.

     Distributions

     Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant's attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant's account through the date of distribution.

     Termination of Plan

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)  Summary of Significant Accounting Policies

     The accounting policies followed by the Plan conform to accounting principles generally accepted in the United States of America for such plans. The more significant policies are as follows:

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis.

     Investments

     Investments are quoted at market prices. The investment in shares of the bank common trust fund is valued at the amount at which shares in the fund can be withdrawn, which approximates fair value. Securities for which no quoted market price is available are valued at estimated fair value. Short-term investments are stated at cost, which approximates fair value. Plan assets are held with the trustee. Purchases and sales of securities are recorded on a trade-date basis.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Reclassification

     Certain 1999 amounts have been reclassified to conform with the 2000 presentation.

     New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan Financial statements would be immaterial.

(3)  Investments

     The fair value of investments that represent 5% or more of the Plan's net assets at December 31 are presented in the following table:

                                                         2000           1999
     ---------------------------------------------------------------------------
     Associated Banc-Corp Common Stock Fund         $ 98,102,133   $107,271,511
     Associated Trust Company, N.A
       Diversified Stock Fund                         54,559,181     69,876,675
     Associated Trust Company, N.A. Balanced Fund     41,074,500     45,237,414
     Associated Trust Company, N.A
       Cash Management Fund                           19,554,431     18,662,076
     ---------------------------------------------------------------------------

     During 2000 and 1999, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) (depreciated) appreciated in value by $(7,545,385) and $6,257,998, respectively, as follows:

                                                   2000                1999
                                                   ----                ----

     Common stock                              $(3,491,240)         $1,807,411
     Common trust funds                         (4,054,145)          4,450,587
                                                ----------           ---------
                                               $(7,545,385)         $6,257,998
                                                ==========           =========

(4)  Transactions with Related Parties

     The Associated Banc-Corp Common Stock Fund at December 31, 2000 and 1999 included 3,181,390 shares and 3,109,121 shares, respectively, of common stock of the Company with fair values of $96,634,721 and $106,487,394, respectively. Dividend income from Company stock totaled $3,754,113 and $3,829,708 in 2000 and 1999, respectively.

     Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Asset management and recordkeeping fees totaled $598,886 and $600,343 in 2000 and 1999, respectively.

(5)  Benefits Payable

     Amounts as presented in the accompanying financial statements differ from the amounts reported in Form 5500 due to benefits payable to terminated and retired participants.

     As of December 31, 2000 and 1999, net assets available for plan benefits include vested balances for terminated and retired participants of approximately $1,848,406 and $1,815,167 that were payable within the first month of 2001 and 2000, respectively, were recorded as benefits payable on the Form 5500 but not on the accompanying financial statements.

(6)  Income Taxes

     The Plan administrator has received a favorable tax determination letter, dated May 22, 1995, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan's financial statements. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

     Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN

Schedule of Assets Held for Investment Purposes December 31, 2000

-------------------------------------------------------------------------------------------------
                                                      Description of investment,
                                                      including maturity date,
Identity of issue, borrower,                          rate of interest, collateral      Current
Lessor, or similar party                              par, or maturity value            Value
-------------------------------------------------------------------------------------------------
WPS Resources Corp.                                   Common Stock, 1,000 shares     $    36,813

Associated Banc-Corp Common Stock Fund *                   3,014,472 units            98,102,133
-------------------------------------------------------------------------------------------------
Total Common Stocks                                                                  $98,138,946
-------------------------------------------------------------------------------------------------

*Associated Trust Company, N.A. Common Stock Fund             48,928 units           $ 8,805,403

*Associated Trust Company, N.A. Regional Bank Fund               383 units                58,468

*Associated Trust Company, N.A. Capital Appreciation
  Fund                                                           920 units                41,556

*Associated Trust Company, N.A. Balanced Fund                646,189 units            41,074,500

*Associated Trust Company, N.A. Equity Income Fund             2,638 units               161,528

*Associated Trust Company, N.A. Cash Management Fund      16,942,896 units            19,554,431

*Associated Trust Company, N.A. Diversified Stock Fund       518,765 units            54,559,181

*Associated Trust Company, N.A. Foreign Equity Fund           36,947 units             1,551,701

*Associated Trust Company, N.A. Intermediate Term
  Bond Fund                                                  548,010 units            10,534,706

-------------------------------------------------------------------------------------------------
Total Common Trust Funds                                                            $136,341,474
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Loans to Participants  (6.625% - 10.65%)                                            $  1,270,399
--------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                      Description of investment,
                                                      including maturity date,
Identity of issue, borrower,                          rate of interest, collateral      Current
Lessor, or similar party                              par, or maturity value            Value
-------------------------------------------------------------------------------------------------
Total Assets Held for Investment Purposes                                           $235,750,819

Cash Surrender Value:
Penn Mutual Life Insurance Co.                                                      $    239,417
Northwestern Mutual Life Ins. Co.                                                          7,440
General American Life Ins. Co.                                                            68,599
Guardian Life Ins. Co.                                                                     4,961

-------------------------------------------------------------------------------------------------
Total Cash Surrender Value                                                          $    320,417
-------------------------------------------------------------------------------------------------

Cash Equivalents:

Goldman Sachs Financial Square Prime Obligations Fund                                    265,181

Cash                                                                                        (197)

-------------------------------------------------------------------------------------------------
Total Cash Equivalents                                                              $    264,984
-------------------------------------------------------------------------------------------------

* Denotes a party-in-interest

See accompanying independent auditors' report.

                         CONSENT OF INDEPENDENT AUDITORS





The Board of Directors
Associated Banc-Corp.:

We consent to incorporation by reference in the registration statement (No. 33-54658) on Form S-8 of Associated Banc-Corp of our report dated May 17, 2001, relating to the statements of net assets available for plan benefits of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended, and the schedule of assets held for investment purposes, December 31, 2000, which report appears in the December 31, 2000, annual report on Form 11-K of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan.


/s/ KPMG LLP



Chicago, Illinois
June 25, 2001